Via Facsimile and U.S. Mail
Mail Stop 6010

March 13, 2009

Kim R. Tsuchimoto
Chief Financial Officer, Secretary and Treasurer
Raptor Pharmaceuticals Corp.
9 Commercial Blvd., Suite 200
Novato, CA 94949

Re: Raptor Pharmaceuticals Corp.
    Form 10-K for the Fiscal Year Ended August 31, 2008
    Filed October 30, 2008
    Form 10-Q for the Quarterly Period Ended November 30, 2008
    Filed January 13, 2009
    File Number: 000-50720

Dear Ms. Tsuchimoto:

        We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Research and Development Activities, page 44

1.   We believe that your disclosures about historical research and development
       expenses and estimated future expenses related to your major research and

development projects could be enhanced. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please revise your MD&A to disclose the following information for each of your major research and development projects.

   a. The current status of the project;
   b. The costs incurred during each period presented and to date on each project;
   c. The nature, timing and estimated costs of the efforts necessary to complete each project;
   d. The anticipated completion dates of each project;
   e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally
   f. The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate**.**

2. Please provide a discussion of your historical results of operations pursuant to Item 303 of Regulation S-K.

(3) Intangible Assets, page 65

3. Please address the following regarding your merger with Encode.

   • Explain to us how your capitalization of the intellectual property patents, which appear to be used in research and development activities, complies with paragraph 11(c) of SFAS 2. If you believe the intellectual property has an alternative future use, please demonstrate this to us in your response.

- Tell us why you have included the shares issuable upon marketing approval by a regulatory agency in the purchase price of the intellectual property patents.
- We refer to Section 1.5 and Exhibit B of the merger agreement filed in Exhibit 10 of your 10-Q/A on April 15, 2008. It appears that the purchase price should consider the fair value of the options and warrants issued in connection with the merger instead of the fair value of the shares underlying the options and warrants. Please tell us why you believe your accounting treatment is appropriate.

Item 9A(T): Controls and Procedures, page 80

4.   It is not clear what the intent is of your disclosure in the last sentence of the first paragraph: "There can be no assurance that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives." It appears that in the sentences preceding this disclosure, you indicate that there is reasonable assurance as to the effectiveness of your disclosure controls and procedures. Please revise to clarify or alternatively, remove this sentence. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 31.1 and 31.2

5.   You filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Please revise the certifications for the quarterly period ended November 30, 2008 as well.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant